Exhibit 99.7

CERTIFICATION

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, as the Chief Financial Officer of SOL Strategies Inc. certifies that, to the best of his knowledge and belief, the Annual Report on Form 40-F for the fiscal year ended September 30, 2025, which accompanies this certification, fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended, and the information contained in the Annual Report on Form 40-F for the fiscal year ended September 30, 2025 fairly presents, in all material respects, the financial condition and results of operations of SOL Strategies Inc. at the dates and for the periods indicated. The foregoing certification is made pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350) and shall not be relied upon for any other purpose. The undersigned expressly disclaims any obligation to update the foregoing certification except as required by law.

Date: December 31, 2025

/s/ Doug Harris
Doug Harris
Chief Financial Officer
(principal financial officer)